Neuberger Berman Management LLC
605 Third Avenue New York, NY 10158-3698 212-476-8800

January 21, 2015

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	SEC Questions on Neuberger Berman Registered Funds’ N-CSRs and other filings

Dear Ms. DiAngelo:

This letter is in response to your phone call on December 4, 2014 with Neuberger Berman Management LLC (“NBM”) personnel, during which you made inquiries on Neuberger Berman Equity Funds’ (the “Trust”) N-CSR and various other filings made with respect to the funds that are series of that Trust which are managed by NBM (the “Funds”).  Summarized below are the questions and comments from that discussion, along with our responses.

In providing our response, we acknowledge that:  1) each Fund is responsible for the adequacy and accuracy of the disclosure in its filings, 2) Securities and Exchange Commission (“Commission”) staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and 3) no Fund may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that where changes are being made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient. Rather, changes are being made primarily to accommodate staff requests.

Your questions/comments are reflected in bold, and our answers are beneath.

1)	We note that the NSAR for Neuberger Berman Equity Funds filed October 27, 2014 was missing the city and state of accounting firm.

ANSWER:  An amended NSAR was filed on December 24, 2014.

2)	We suggest additional disclosure in the annual report performance highlights, to indicate that updated expense information is available in the financial highlights section of the report.

ANSWER:  We plan to add a sentence in future highlight pages indicating that “The expense ratios for fiscal year 201X can be found in the Financial Highlights section of this report.”

3)	We note that in the Neuberger Berman Equity Income Fund Commentary letter on page 8, in the second paragraph, the goal stated in the commentary appears to not match that in the prospectus.

ANSWER:  The Fund’s prospectus states that the Fund’s goal is to “seek total return emphasizing both current income and capital appreciation.”  The Commentary states that the investment goal is to provide total return from both dividend yield and capital appreciation.  Although the goal is not stated verbatim from the prospectus, we do not believe that slight variation in wording is inconsistent with the prospectus.  There is no material difference in the statements and there is no requirement to quote the prospectus as long as the commentary is not misleading.  Nevertheless, we will continue to monitor such statements in the commentary to ensure that the disclosure is not misleading.

4)	We note that in the Equity Income Commentary Letter, there was not a discussion on the impact of derivatives on performance.

ANSWER:  Under Item 27 of the Instructions to Form N1-A(b)(7)(i) registrants are required to “ Discuss the factors that materially affected the Fund’s performance during the most recently competed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Funds’ Investment Adviser.“  As of year end, August 31, 2014, the Neuberger Berman Equity Income Fund had gross assets of approximately 2.5 billion, net gain on investments was approximately $414 million and net realized gain on option contracts was $2.8 million.  The effect of derivatives on performance was not material. Therefore, no additional commentary was added, in accordance with Form N1-A.

5)
We note that Endnote 26 on page 68 indicated that the Neuberger Berman Global Equity Fund has changed its index to the MSCI All Country World Index rather than the MSCI World Index, because “the MSCI All Country World Index is a fairer representation of the Fund’s Investment Universe.”  A suggestion was made to enhance the explanation of changes to a Fund’s index.

ANSWER:  We plan to enhance language in future reports to describe changes in benchmarks for funds, as needed.  Typically, as in this case, a benchmark is changed when the stocks in the new benchmark more fairly represent the types of, or actual names of, securities in the Fund.

6)
We note that on page 167, Note A1, a statement was made regarding the change of Neuberger Berman Multi-Cap Opportunities from non-diversified to diversified, which occurred in December 2012.   We ask for further description of the change from non-diversified to diversified status.

ANSWER:  As we discussed over the phone, this change was reflected in the prospectus, when it occurred in 2012.  The Fund was originally designated as a “non-diversified” investment company in accordance with Section 5(b) of the Investment Company Act of

1940 (“the 40 Act”).  Under Rule 13a-1 of the ’40 Act, if a “non-diversified” fund is actually managed in a “diversified” manner for a three year period, the fund will become a diversified investment company by operation of law.

7)	Please confirm that the options chart on page 173 complies with Reg. SX, 6-07.7

ANSWER:  Reg. S-X6-07.7(c) requires disclosure showing the number and dollar amounts as to option contracts written with respect to: a) balance at the beginning of the period, b) written during the period, c) expired during the period, d) closed during the period, e) exercised during the period, and f) balance at the end of the period.  The disclosure on p. 173 relating to options written for the Equity Income Fund covers all six of these points including accurate dollar amounts.  In the future, we will label the second column header as “Premiums Received” to avoid any confusion.

8)	Further information was requested regarding the capital contribution disclosure on page 181.

ANSWER:  As we discussed on the phone, we discontinued our money market fund business in 2009 and selected State Street Bank to manage certain clients’ cash assets.  After that change, we discovered that certain payments related to those funds were made to Neuberger Berman Management in error. NBM determined that the appropriate action would be to make a contribution to the funds for the amount of those payments.  The Board of Trustees, including all of the Independent Trustees, agreed that this was an appropriate resolution.  These payments are reflected in the table on page 181.   Management also considered at that time whether a change in procedures was warranted to prevent such errors in the future, and determined that the nature of the event would make it difficult to craft an appropriate procedure.

9)
A question was asked for Neuberger Berman Global Equity Fund regarding the subsequent event disclosed on page 191, and whether any other disclosure was necessary regarding expenses, such as a prospectus supplement.

ANSWER:   Because the Fund has expense caps, the expenses paid by the shareholders were not materially changed as a result of this large redemption, regardless of the effect on gross expenses.  There is no requirement to supplement the prospectus under such circumstances, and there is no material effect on the shareholder’s actual expenses in this situation.

10)
Referring to the Neuberger Berman Equity Fund’s Semi-Annual Report for the period ended February 28, 2014, the staff requested that future reports provide additional fund-specific detail in the discussion of the Board’s consideration of the management and sub-advisory contracts approval.

ANSWER:  While we do not believe that Item 27 of Form N-1A requires such detail, the Neuberger Berman Funds will provide additional fund-specific disclosure in future filings.

11)	There was a discussion on the standard language used to explain the expense limitations and recoupment relating to the Neuberger Berman Equity Fund’s prospectuses.

ANSWER:  It was suggested that the language from page 176 be considered for addition to the prospectus.  This language reflects that expense reimbursements under the expense cap agreement do “not cause that class’s annual operating expenses to exceed its contractual expense limitation in place at the time the fees and expenses were waived or reimbursed.”  This language is already included in the Statement of Additional Information for each fund, as applicable.  There is no requirement in the instructions to N1-A to add such a description to the fee table, and we believe that this feature of the expense cap structure that protects shareholders is appropriately disclosed in the Contractual Expense Limitations section of the SAI, as well as the Annual Report.

* * * *

If you have further questions, you can reach me, Andrew Allard, General Counsel of Neuberger Berman Management LLC, at aallard@nb.com or John McGovern, Treasurer of Neuberger Berman Funds, at jmcgovern@nb.com or both at the number above.

Very Truly Yours,

/s/ Robert Conti

Robert Conti
President
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